FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

May 27, 2004

Forbes Medi-Tech Appoints Don Buxton as Chairman of the Board

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that the Board of Directors has appointed Mr. Donald (Don) Buxton as Chairman of the Board. Don has been a director of Forbes since December 2000. Tazdin (Taz) Esmail, one of the founders of the Company, has resigned his position of Director and Chairman of the Board to focus on his other business interests. Mr. Esmail has been a director of the Company since March 1992 and Chairman of the Board since July 2000.

“Having been with the Company since its inception, it has been a pleasure to see the Company’s technology base develop from the embryonic stage to where the Company is today,” said Esmail. “Although I shall be pursuing other opportunities, I shall continue to take a personal interest in its further success.”

“I am looking forward to working with the President and CEO, Charles Butt,” said Mr. Buxton. “Charles has assembled a very talented team of professionals and with the portfolio of products under development, I believe the Company can look forward to a very bright future.”

Mr. Buxton has spent more than 20 years as President & CEO of a major multinational pharmaceutical company in Canada and is currently Chairman of the Board of Labopharm, Inc.  His experience in the multinational pharmaceutical milieu will allow him to make a significant contribution to the future fortunes of the Company.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

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  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and The Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content ot his news release. This News Release may contain certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as “believe”, “look forward" and "future", or the negative thereof or any other variations thereon or comparable terminology referring to future events or results. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous fact ors, including without limitation, research and development risks; intellectual property risk, the effect of competition, uncertainty of the size and existence of a market opportunity for the Company’s products, as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.